Exhibit 99.20

SENIOR SECURED NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER THE ACT WITH RESPECT TO THIS NOTE HAS BECOME EFFECTIVE OR UNLESS THE HOLDER ESTABLISHES THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

KARISTONE LIMITED

SENIOR SECURED NOTE (this “NOTE”)

US$5,756,430	November 10, 2015 (the “Issue Date”)

FOR VALUE RECEIVED, Karistone Limited, a company incorporated under the laws of the British Virgin Islands, whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Borrower”), unconditionally promises to pay to the order of IDG-Accel China Capital L.P., an exempted limited partnership formed under the laws of the Cayman Islands, whose registered office is at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (the “Holder”), on the Maturity Date (as defined below) the principal sum of US$5,756,430 (the “Indebtedness”), in the manner and subject to the terms and conditions provided in this Note.

This Note is made by the Borrower in favor of the Holder pursuant to that certain Note Purchase Agreement, dated November 9, 2015, by and between the Borrower and the Holder (the “Note Purchase Agreement”) and is secured (on a first priority basis) by the Pledged Securities pursuant to the Security Documents (as defined under the Note Purchase Agreement). The entire principal sum under this Note shall be used by the Borrower solely to fund a portion of the Borrower’s payment obligations under the SouFun Subscription Agreement.

1. Definitions. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Note Purchase Agreement. In addition, the following terms have the meanings indicated:

“Event of Default” means each of the following: (i) the Borrower shall have breached any of their respective covenants or obligations under any Transaction Document to which it is a party, which breach is not cured within 20 days of the earlier of (x) receipt of written notice delivered by the Holder or (y) actual knowledge by the Borrower of such breach; (ii) any representation or warranty made by SouFun or the Borrower in the Transaction Documents, or any certificate furnished by SouFun or the Borrower pursuant to the provisions of the Transaction Documents, is false or misleading in any material respect as of the time made (or as of the date specifically referred to in such representation and warranty); (iii) any Transaction Document shall cease for any reason to be in full force and effect; (iv) the Security Document shall cease to create a first-priority perfected security interest in favor of the Holder in the

Pledged Securities; (v) any default by the Borrower or any of its Affiliates with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of US$5,000,000 (or the foreign currency equivalent thereof) in the aggregate of the Borrower or its Affiliate, whether such indebtedness now exists or shall hereafter be created (A) resulting in such indebtedness becoming or being declared due and payable or (B) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise; (vi) the Borrower or SouFun shall commence a voluntary case under any bankruptcy, insolvency or other similar law now or hereafter in effect, shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of any of the Borrower or SouFun, or for any substantial part of its property, or shall make a general assignment for the benefit of creditors, or shall take any action in furtherance of any of the foregoing; (vii) the expiry of ninety (90) days after any change in applicable Laws that would result in the loss by SouFun of control over or material economic benefit from any Variable Interest Entity, where at the expiry of such period, the Holder and the Borrower have, despite their prior mutual consultations and reasonable good faith efforts to find a proposed resolution to such change in applicable Laws, have failed to agree in writing on a proposed resolution; or (viii) the Registration Statement on Form F-3 covering the sale of securities subject to the Share Pledge does not become effective, or is not declared effective by the United States Securities and Exchange Commission, within 45 days (or such longer period as agreed between the Borrower and the Holder) of closing of the transactions contemplated by the SouFun Subscription Agreement or, following effectiveness, is subsequently withdrawn for any reason or otherwise ceases to remain effective during any time this Note remains outstanding.

“PIK Interest Payment Date” means September 30 of each year, beginning on September 30, 2016.

“Variable Interest Entity” shall have the meaning ascribed to such term in the SouFun Subscription Agreement.

2. Maturity; Prepayment.

(a) The Indebtedness under this Note shall be immediately due and payable on the earlier of: (i) the fourth (4th) anniversary of the Issue Date or (ii) the occurrence of an Event of Default (as applicable, the “Maturity Date”), without any further action on the part of Holder, and the Borrower shall immediately pay to Holder all such amounts and all interest that may have accrued pursuant to this Note.

(b) Payments of all amounts due hereunder shall be made in lawful currency of the United States of America by wire transfer of immediately available funds to an account specified by the Holder.

(c) Any payment hereunder which is due on a day other than a Business Day shall be due on the next succeeding Business Day.

(d) Prior to the Maturity Date, the Borrower may prepay all or any portion of the Indebtedness under this Note; provided, that (i) the Borrower is obligated to prepay, or cause to be prepaid, any portion of the Indebtedness under the Note as required by Section 5.3 of the Note Purchase Agreement and (ii) the Borrower shall give at least thirty days’ prior written notice to the Holder if the Borrower plans to prepay the Indebtedness under this Note in full.

3. PIK Interest. The principal amount outstanding under this Note shall bear interest at a rate of two percent (2%) per annum (the “PIK Interest”) commencing on and including the Issue Date until the Maturity Date. The PIK Interest shall be payable annually in arrears on each PIK Interest Payment Date by issuing to the Holder new notes of the same type in certificated form in an aggregate principal amount equal to the amount of the PIK Interest for the applicable interest period (such new notes, the “PIK Notes”). This Note and any PIK Notes shall be treated as a single class for all purposes hereunder. The PIK Notes shall be identical to this Note, except that interest will begin to accrue from the date they are issued rather than the Issue Date. Accrued interest on this Note shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of actual days elapsed over a 30-day month.

4. Termination of PIK Interest. In the event that the Aggregate Holder Investment has yielded a Net Internal Rate of Return of 8% or more per annum on the Maturity Date, then the PIK Notes as well as the accrued and unpaid interest on the PIK Notes shall all be terminated automatically.  For the purpose of this section, the “Aggregate Holder Investment” means the aggregate amount funded by the Holder and its Affiliates in connection with the transactions contemplated under the Transaction Documents, including (A) the Principal Amount and (B) the aggregate subscription price paid by the Holder to subscribe for shares of SouFun pursuant to the subscription agreement between the Holder and SouFun dated as of or about the date of the Note Purchase Agreement; the “Net Internal Rate of Return” means, in respect of the Aggregate Holder Investment, the annual rate based on a 365-day period used to discount cash flow such that the present value of the aggregate cash flows (including the value of the remaining Aggregate Holder Investment based on the Holder’s internal valuations as of the applicable date) equals zero, after deducting (i) any and all applicable costs paid by the Holder and its Affiliates in connection with the making, maintaining and disposing of the Aggregate Holder Investment (the “Investment Costs”) and (ii) any actual or pro forma withholding taxes applicable to the Holder and its Affiliates in connection with the disposing of the Aggregate Holder Investment. Notwithstanding the preceding sentence, the Investment Costs for the purpose of calculating the Net Internal Rate of Return shall not exceed 5% of the Aggregate Holder Investment amount.

5. Default Interest. If an Event of Default has occurred and is continuing, the principal amount outstanding under this Note and any other past due amounts owing hereunder shall bear interest at the rate specified in Section 3, plus two percent (2%) per annum, from the date of such Event of Default until receipt of payment by the Holder in accordance with Section 2 above.

6. Seniority; Security Interest. This Notes is, and at all times shall, remain the absolute, unconditional, direct and first-priority secured obligations of the Borrower, senior in right and priority of payment to all other present and future indebtedness (actual or contingent) of the Borrower. This Note shall be secured by the charge over Pledged Securities on a first priority basis pursuant to the Security Documents.

7. Taxation.

(a) The Borrower hereby represents and warrants to the Holder that, as of the date hereof, the Borrower is not required, under any applicable Laws, to make any deduction of withholding for any taxes for any payments to be made under this Note.

(b) Notwithstanding the foregoing, if, based upon any future changes to any applicable Laws, the Borrower may or will be required to make any deduction or withholding for any taxes for any payments made under this Note, then the Borrower shall immediately notify the Holder of such changes in Law in order to permit the Parties to discuss in good faith any proposed restructuring of the Borrower and/or the Note to address such changes in Law.

8. Miscellaneous.

(a) Amendment. No modification, amendment or waiver of any provision of this Note shall be effective unless such modification, amendment or waiver is approved in writing by the Holder and the Borrower.

(b) Governing Law. This Note shall be governed by, and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles.

(c) Arbitration. Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules (“HKIAC Rules”) in force when the notice of arbitration is submitted. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three. The arbitrators shall be appointed in accordance with the HKIAC Rules. The arbitration proceedings shall be conducted in English. It shall not be incompatible with this arbitration agreement for any party to seek interim or conservatory relief from courts of competent jurisdiction before the constitution of the arbitral tribunal.

(d) Waivers of the Borrower. The Borrower hereby waives presentment, notice of non-payment, notice of dishonor, protest, demand and diligence.

(e) Register of Holders. Each Note will be numbered in the order of issuance. The Borrower shall maintain a register of holders to record the issuance and any transfers of this Note and containing the names and addresses of the holders of this Note and the principal amount of this Notes held by the holders (“the Register of Holders”).

(f) The entries in the Register of Holders shall be conclusive and binding for all purposes absent manifest error. The Borrower and the Holder shall treat each Person whose name is recorded in the Register of Holders as the owner of this Note for all purposes, including the right to receive payments of principal and any other amounts due hereunder, notwithstanding notice to the contrary. This Note may be assigned or sold in whole or in part only by registration of the assignment or sale on the Register of Holders. Upon its receipt of a request to assign or sell all or part of this Note by a Holder, the Borrower shall record the information contained therein in the Register of Holders and issue one or more new Notes in the same aggregate principal amount as the principal amount of the surrendered portion of the Note to the designated assignee or transferee.

(g) Reissuance or Replacement of Note.

(i) Lost, Stolen or Mutilated Note. Upon receipt by the Borrower of evidence provided by a holder recorded in the Register of Holders and reasonably satisfactory to the Borrower of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Borrower in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Borrower shall execute and deliver to the Holder a new Note representing the outstanding principal and treat the earlier Note as cancelled.

(ii) Issuance of New Notes. Whenever the Borrower is required to issue a new Note, the new Note (A) shall be of like tenor with this Note, (B) shall represent, as indicated on the face of such new Note, the principal remaining outstanding, (C) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issue Date of this Note, and (D) shall be in all other respects identical to this Note.

(h) Costs of Collection. The Borrower shall pay all costs of collection of any amounts due hereunder arising as a result of any default by the Borrower hereunder, including reasonable attorneys’ fees and expenses.

(i) Set-Off. All payments under this Note shall be free from set-off or counterclaim.

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IN WITNESS WHEREOF, the Borrower has duly caused this Note to be signed on its behalf, in its corporate name and by its duly authorized officer, on the date first stated above.

BORROWER:

Karistone Limited

By:	/s/ Tianquan Mo
Name: Vincent Tianquan Mo
Title: Director

Borrower Address:

Building 5, Zone 4, Hanwei International Plaza,
No.186, South 4th Ring West Road, Fengtai District, Beijing
100160, P.R.China

[Signature Page to Note]

ACCEPTED AND AGREED:

The Holder:

IDG-ACCEL CHINA CAPITAL L.P.

By:	IDG-Accel China Capital Associates L.P., its General Partner

By:	IDG-Accel China Capital GP Associates Ltd.,its General Partner

By:	/s/ Chi Sing HO
	Name:	Chi Sing HO
	Title:	Authorized Signatory

[Signature Page to Note]